September 15, 2025

John Hodgin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	PEDEVCO Corp
Form 10-K for the Fiscal Year ended December 31, 2024 Filed March 31, 2025 File No. 001-35922

Ladies and Gentlemen:

Set forth below are the responses of PEDEVCO Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated September 12, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”).

For your convenience, we have prefaced each response by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the 2024 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2024

Business

Production, Sales Price and Production Costs, page 20

1.

We have read your response to prior comment 1 and note your illustration presents oil and natural gas liquids production as “Boe” volumes. However, the production volumes are required to be expressed on an oil-equivalent-barrels basis, i.e. as “Bbls.”

Please confirm that you will conform the disclosures accordingly, and will disclose production for each field that comprises 15% or more of your proved reserves and your total annual production volumes for the applicable periods to comply with Item 1204(a) of Regulation S-K.

RESPONSE

The Company acknowledges the Staff’s comment. Beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2025 (“2025 Form 10-K”), the Company will revise its disclosures to (1) express oil and natural gas liquids production volumes on a Bbls basis, and (2) disclose production for each field that comprises 15% or more of our proved reserves and our total annual production volumes for the applicable periods.

1

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Reserves, page 112

2.

We note that in your response to prior comment 6, you identify various inadvertent errors in the reconciliation of total proved reserves and have therefore included corrections in the illustration provided in your response.

Please confirm that corresponding disclosures in your next report will incorporate the corrections identified in your response, including appropriate revisions to the explanations of the changes that occurred, and that you will similarly incorporate the corrections in your reconciliation of the changes in the standardized measure.

RESPONSE

The Company acknowledges the Staff’s comment. Beginning with its 2025 Form 10-K, the Company will revise its disclosures to (1) incorporate the corrections identified in our response to prior comment 6, including appropriate revisions to the explanations of the changes that occurred, and (2) incorporate the corrections in our reconciliation of the changes in the standardized measure.

3.	We have read your response to prior comment 10 including your explanation of the factors contributing to the changes in your previously adopted development plans.

Please confirm that your next report will include disclosure regarding the facts and circumstances underlying material revisions that are attributed to moving or rescheduling development of previously disclosed proved undeveloped locations, outside of or beyond the initially adopted five-year development plan, to comply with Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-10.

RESPONSE

The Company acknowledges the Staff’s comment. Beginning with its 2025 Form 10-K, the Company will revise its disclosures to address the facts and circumstances underlying material revisions that are attributed to moving or rescheduling development of previously disclosed proved undeveloped locations, outside of or beyond the initially adopted five-year development plan.

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If you have any questions concerning our response, please contact me at (713) 221-1768.

Very truly yours,

PEDEVCO CORP.

By:	/s/ Paul Pinkston
Paul Pinkston
Principal Financial Officer

cc:	John Hodgin (U.S. Securities and Exchange Commission)
Karl Hiller (U.S. Securities and Exchange Commission)
Doug Schick (PEDEVCO Corp.)
Clark Moore (PEDEVCO Corp.)
Arvind Krishna (PEDEVCO Corp.)
Audit Committee of PEDEVCO Corp. Julie Burkenstock (Weaver and Tidwell, L.L.P.)
Clint Smith (Jones Walker LLP)

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